UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38882

HeadHunter Group PLC

(Exact Name of Registrant as Specified in Its Charter)

Dositheou 42,

Strovolos, 2028, Nicosia

Cyprus

+357-22-418200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On October 25, 2019, HeadHunter Group PLC (the “Company”) issued a press release titled “HeadHunter Group PLC Announces Results of Annual General Meeting”. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit 99.1 of this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-232778) of the Company, which was originally filed with the Securities and Exchange Commission on July 24, 2019 and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently furnished.

Exhibit No.	Description

99.1	Press Release Announcing Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: October 25, 2019	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer